UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number: 0-362
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Franklin Electric Directed Investment Salary Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Franklin Electric Co, Inc.
400 E. Spring Street
Bluffton, Indiana 46714

This amendment is being filed to change the heading of the audit opinion presented by Deloitte & Touche LLP to read “Report of Independent Registered Public Accounting Firm”.